Filed Pursuant to Rule 425

of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filer: Chiquita Brands International, Inc.

Subject Company: Chiquita Brands International, Inc.

Filer’s Commission File No.: 001-01550

Date: August 6, 2014

The following news release was issued by Chiquita on August 6, 2014, in accordance with Rule 8.1 of the Irish Takeover Panel Act.

News Release

CONTACTS:	Steve Himes, 980-636-5636, shimes@chiquita.com, (Investors and Analysts)
Ed Loyd, 980-636-5145, eloyd@chiquita.com, (Media)

Chiquita Brands Provides Rule 8.1 Announcement –

Executive Officers Acquire Shares of Chiquita Stock

CHARLOTTE – August 6, 2014 - Chiquita Brands International, Inc. (NYSE: CQB) today announced in accordance with Rule 8.1 of the Irish Takeover Panel Act, 1997, Takeover Rules 2013, that as of August 4, 2014, Brian W. Kocher, its Executive Vice President and Chief Operating Officer, acquired 4,499 shares; Kevin R. Holland, its Executive Vice President and Chief People Officer acquired 3,824 shares; Manuel Rodriguez, its Executive Vice President, Government and International Affairs and Corporate Responsibility Officer acquired 3,493 shares; and James E. Thompson, its Executive Vice President, General Counsel and Secretary acquired 3,374 shares. These shares were acquired upon the vesting, in the ordinary course, of restricted stock units held by each executive officer named above. Of this amount a total of 673 shares were sold on behalf of Mr. Kocher and 505 shares were sold on behalf of each of Mr. Rodriguez and Mr. Thompson to provide, on an estimated basis, the cash necessary to pay any remaining taxes owed as a result of the units vesting. Such sales were effected pursuant to arrangements (i.e., Rule 10b5-1 plans under US law) previously put in place by such officers for such purpose.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed combination of Chiquita and Fyffes plc, a public limited company organized under the laws of Ireland (“Fyffes”) or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED AND WILL BE FILED WITH THE SEC

ChiquitaFyffes Limited, a private limited company organized under the laws of Ireland (“ChiquitaFyffes”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a preliminary Proxy Statement that also constitutes a preliminary Prospectus of ChiquitaFyffes. The registration statement was declared effective by the SEC on July 25, 2014. The Form S-4 also includes the Scheme Circular and Explanatory Statement required to be sent to Fyffes shareholders for the purpose of seeking their approval of the combination. Chiquita and Fyffes plan to post to their respective shareholders (and to Fyffes share option holders for information only) the definitive Proxy Statement/Prospectus/Scheme Circular in connection with the proposed combination of Chiquita and Fyffes and related transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR (INCLUDING THE SCHEME EXPLANATORY STATEMENT) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHIQUITA, FYFFES, CHIQUITAFYFFES, THE COMBINATION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed with the SEC by ChiquitaFyffes, Chiquita and Fyffes through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Chiquita, Fyffes and ChiquitaFyffes with the SEC by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202 or by calling (980) 636-5000, or by contacting Fyffes Investor Relations at c/o Seamus Keenan, Company Secretary, Fyffes, 29 North Anne Street, Dublin 7, Ireland or by calling + 353 1 887 2700.

ABOUT CHIQUITA BRANDS INTERNATIONAL, INC.

Chiquita Brands International, Inc. (NYSE: CQB) is a leading international marketer and distributor of nutritious, high-quality fresh and value-added food products - from energy-rich bananas, blends of convenient green salads and other fruits to healthy snacking products. The company markets its healthy, fresh products under the Chiquita® and Fresh Express® premium brands and other related trademarks. With annual revenues of more than $3 billion, Chiquita employs approximately 20,000 people and has operations in nearly 70 countries worldwide. For more information, please visit the corporate web site at www.chiquita.com.

# #

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APPENDIX 3

DISCLOSURE FORMS	FORM 8.1(a)&(b)(i)

IRISH TAKEOVER PANEL

DISCLOSURE UNDER RULE 8.1(a) AND (b)(i) OF THE IRISH TAKEOVER PANEL ACT, 1997, TAKEOVER RULES, 2013

DEALINGS BY OFFERORS, OFFEREES OR PARTIES ACTING IN CONCERT WITH THEM FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS

1.	KEY INFORMATION

Name of person dealing (Note 1)	Brian W. Kocher
Company dealt in	Chiquita Brands International, Inc.
Class of relevant security to which the dealings being disclosed relate (Note 2)	Common shares, par value $0.01 per share
Date of dealing	4 August 2014

2.	INTERESTS AND SHORT POSITIONS

(a)	Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	97,412 Common Shares	0.21%
(2) Derivatives (other than options)	N/A
(3) Options and agreements to purchase/sell	146,290 Restricted Stock Units under Chiquita Share Plans	0.31%
Total	243,702	0.52%

(b)	Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3) N/A

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

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3.	DEALINGS (Note 4)

(a)	Purchases and sales

Purchase/sale	Number of relevant securities	Price per unit (Note 5)
Sale by Chiquita Brands International Inc. to pay tax pursuant to standing arrangements following vesting of Common Shares as described at 3(d) below.	673	$9.629

(b)	Derivatives transactions (other than options transactions)

Product name, e.g. CFD	Nature of transaction (Note 6)	Number of relevant securities (Note 7)	Price per unit (Note 5)

(c)	Options transactions in respect of existing relevant securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)	Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)	Other dealings (including transactions in respect of new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
Vesting of restricted stock units	4,499 Common Shares were issued to Mr Kocher upon the vesting, in the ordinary course, of restricted stock units, held by him, of which 673 Common Shares were sold on 4 August 2014 (as disclosed at 3(a) above), to provide, on an estimated basis, the cash necessary to pay any remaining taxes owed as a result of the units vesting. Such sales were effected pursuant to arrangements (i.e., Rule 10b5-1 plans under US law) previously put in place for such purpose.	$0.00

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4.	OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) YES/NO✓

Date of disclosure	5 August 2014
Contact name	James E. Thompson, General Counsel
Telephone number	980-636-5000
Name of offeree/offeror with which acting in concert	Chiquita Brands International, Inc.
Specify category and nature of acting in concert status	Person who is interested or deals in relevant securities of an offeror or offeree and has, in addition to his or her normal interest as an investor in securities, an interest or potential interest, whether commercial, financial or person, in the outcome of the offer or possible offer concerned.

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APPENDIX 3

DISCLOSURE FORMS	FORM 8.1(a)&(b)(i)

IRISH TAKEOVER PANEL

DISCLOSURE UNDER RULE 8.1(a) AND (b)(i) OF THE IRISH TAKEOVER PANEL ACT, 1997, TAKEOVER RULES, 2013

DEALINGS BY OFFERORS, OFFEREES OR PARTIES ACTING IN CONCERT WITH THEM FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS

1.	KEY INFORMATION

Name of person dealing (Note 1)	Kevin R. Holland
Company dealt in	Chiquita Brands International, Inc.
Class of relevant security to which the dealings being disclosed relate (Note 2)	Common shares, par value $0.01 per share
Date of dealing	4 August 2014

2.	INTERESTS AND SHORT POSITIONS

(c)	Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	120,374 Common Shares 3,234 share equivalents held in the Common Stock Fund of the Chiquita 401(k) Plan	0.26% 0.007%
(2) Derivatives (other than options)	N/A
(3) Options and agreements to purchase/sell	80,074 Restricted Stock Units under Chiquita Share Plans	0.17%
Total	203,682	0.43%

(d)	Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3) N/A

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

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3.	DEALINGS (Note 4)

(e)	Purchases and sales

Purchase/sale	Number of relevant securities	Price per unit (Note 5)

(f)	Derivatives transactions (other than options transactions)

Product name, e.g. CFD	Nature of transaction (Note 6)	Number of relevant securities (Note 7)	Price per unit (Note 5)

(g)	Options transactions in respect of existing relevant securities

(iii)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(iv)	Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(h)	Other dealings (including transactions in respect of new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
Vesting of restricted stock units	3,824 Common Shares were issued to Mr Holland upon the vesting, in the ordinary course, of restricted stock units, held by him.	$0.00

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4.	OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) YES/NO✓

Date of disclosure	5 August 2014
Contact name	James E. Thompson, General Counsel
Telephone number	980-636-5000
Name of offeree/offeror with which acting in concert	Chiquita Brands International, Inc.
Specify category and nature of acting in concert status	Person who is interested or deals in relevant securities of an offeror or offeree and has, in addition to his or her normal interest as an investor in securities, an interest or potential interest, whether commercial, financial or person, in the outcome of the offer or possible offer concerned.

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APPENDIX 3

DISCLOSURE FORMS	FORM 8.1(a)&(b)(i)

IRISH TAKEOVER PANEL

DISCLOSURE UNDER RULE 8.1(a) AND (b)(i) OF THE IRISH TAKEOVER PANEL ACT, 1997, TAKEOVER RULES, 2013

DEALINGS BY OFFERORS, OFFEREES OR PARTIES ACTING IN CONCERT WITH THEM FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS

1.	KEY INFORMATION

Name of person dealing (Note 1)	Manuel Rodriguez
Company dealt in	Chiquita Brands International, Inc.
Class of relevant security to which the dealings being disclosed relate (Note 2)	Common shares, par value $0.01 per share
Date of dealing	4 August 2014

2.	INTERESTS AND SHORT POSITIONS

(e)	Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	56,201 Common Shares 109 share equivalents held in the Common Stock Fund of the Chiquita 401(k) Plan	0.12% 0.00023%
(2) Derivatives (other than options)	N/A
(3) Options and agreements to purchase/sell	27,400 Restricted Stock Units under Chiquita Share Plans	0.06%
Total	83,710	0.18%

(f)	Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3) N/A

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

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3.	DEALINGS (Note 4)

(i)	Purchases and sales

Purchase/sale	Number of relevant securities	Price per unit (Note 5)
Sale by Chiquita Brands International Inc. to pay tax pursuant to standing arrangements following vesting of Common Shares as described at 3(d) below.	505	$9.629

(j)	Derivatives transactions (other than options transactions)

Product name, e.g. CFD	Nature of transaction (Note 6)	Number of relevant securities (Note 7)	Price per unit (Note 5)

(k)	Options transactions in respect of existing relevant securities

(v)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(vi)	Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(l)	Other dealings (including transactions in respect of new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
Vesting of restricted stock units	3,493 Common Shares were issued to Mr Rodriguez upon the vesting, in the ordinary course, of restricted stock units, held by him, of which 505 Common Shares were sold on 4 August 2014 (as disclosed at 3(a) above), to provide, on an estimated basis, the cash necessary to pay any remaining taxes owed as a result of the units vesting. Such sales were effected pursuant to arrangements (i.e., Rule 10b5-1 plans under US law) previously put in place for such purpose.	$0.00

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4.	OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

 Is a Supplemental Form 8 attached? (Note 9) YES/NO✓

Date of disclosure	5 August 2014
Contact name	James E. Thompson, General Counsel
Telephone number	980-636-5000
Name of offeree/offeror with which acting in concert	Chiquita Brands International, Inc.
Specify category and nature of acting in concert status	Person who is interested or deals in relevant securities of an offeror or offeree and has, in addition to his or her normal interest as an investor in securities, an interest or potential interest, whether commercial, financial or person, in the outcome of the offer or possible offer concerned.

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APPENDIX 3

DISCLOSURE FORMS	FORM 8.1(a)&(b)(i)

IRISH TAKEOVER PANEL

DISCLOSURE UNDER RULE 8.1(a) AND (b)(i) OF THE IRISH TAKEOVER PANEL ACT, 1997, TAKEOVER RULES, 2013

DEALINGS BY OFFERORS, OFFEREES OR PARTIES ACTING IN CONCERT WITH THEM FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS

1.	KEY INFORMATION

Name of person dealing (Note 1)	James E. Thompson
Company dealt in	Chiquita Brands International, Inc.
Class of relevant security to which the dealings being disclosed relate (Note 2)	Common shares, par value $0.01 per share
Date of dealing	4 August 2014

2.	INTERESTS AND SHORT POSITIONS

(g)	Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	99,101 Common Shares	0.21%
(2) Derivatives (other than options)	N/A
(3) Options and agreements to purchase/sell	75,062 Restricted Stock Units under Chiquita Share Plans	0.16%
Total	174,163	0.37%

(h)	Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3) N/A

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

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3.	DEALINGS (Note 4)

(m)	Purchases and sales

Purchase/sale	Number of relevant securities	Price per unit (Note 5)
Sale by Chiquita Brands International Inc. to pay tax pursuant to standing arrangements following vesting of Common Shares as described at 3(d) below	505	$9.634

(n)	Derivatives transactions (other than options transactions)

Product name, e.g. CFD	Nature of transaction (Note 6)	Number of relevant securities (Note 7)	Price per unit (Note 5)

(o)	Options transactions in respect of existing relevant securities

(vii)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(viii)	Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(p)	Other dealings (including transactions in respect of new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
Vesting of restricted stock units	3,374 Common Shares were issued to Mr. Thompson upon the vesting, in the ordinary course, of restricted stock units, held by him, of which 505 Common Shares were sold on 4 August 2014(as disclosed at 3(a) above), to provide, on an estimated basis, the cash necessary to pay any remaining taxes owed as a result of the units vesting. Such sales were effected pursuant to arrangements (i.e., Rule 10b5-1 plans under US law) previously put in place for such purpose.	$0.00

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4.	OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) YES/NO✓

Date of disclosure	5 August 2014
Contact name	James E. Thompson, General Counsel
Telephone number	980-636-5000
Name of offeree/offeror with which acting in concert	Chiquita Brands International, Inc.
Specify category and nature of acting in concert status	Person who is interested or deals in relevant securities of an offeror or offeree and has, in addition to his or her normal interest as an investor in securities, an interest or potential interest, whether commercial, financial or person, in the outcome of the offer or possible offer concerned.